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                             September 20, 2021

       Jack Tretton
       Executive Chairman
       PowerUp Acquisition Corp.
       199 Water Street
       New York, NY 10038

                                                        Re: PowerUp Acquisition
Corp.
                                                            Amended Draft
Registration Statement on Form S-1
                                                            Submitted September
7, 2021
                                                            CIK 0001847345

       Dear Mr. Tretton:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Capitalization, page 67

   1. Your "As Adjusted" column includes a warrant liability to account for the 6,003,333 private warrants to be
issued in connection with this offering in accordance with ASC
                                                        815-40. We note that in
the prior amendment, this warrant liability also included the
                                                        10,000,000 public
warrants included as part of the units. Please clarify your expected accounting treatment
for the public warrants to be issued as part of the units. To the extent that you have
determined that the public warrants will be equity-classified, please clarify whether the
related warrant agreements contain any of the provisions addressed in the Staff Statement on
Accounting and Reporting Considerations for Warrants Issued by
                                                        Special Purpose
Acquisition Companies issued on April 12, 2021 and how these
 Jack Tretton
PowerUp Acquisition Corp.
September 20, 2021
Page 2
      provisions impacted your accounting determination. To the extent you have amended your warrant agreements to remove any problematic provisions that would trigger liability classification, please confirm as such.
       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,
FirstName LastNameJack Tretton
                                                        Division of Corporation
Finance
Comapany NamePowerUp Acquisition Corp.
                                                        Office of Life Sciences
September 20, 2021 Page 2
cc:       Ari Edelman, Esq.
FirstName LastName